Sit Mutual Funds

Mutual Funds | **Account Management** | **Retirement and Education Plans** | **Forms and Publications** | **Firm Information**

FASTTRACK: Daily Prices | Account Access | Mutual Fund Performance | Contact Us

Market Commentary

May 8, 2024

Following a series of hotter-than-expected inflation reports, fed funds futures now discount one to two 25-basis point rate cuts in 2024 versus the six to seven expected earlier in the year. Consequently, U.S. Treasuries continued to slump in April, with the 10-year yield closing out the month at +4.68 percent, or up +80 basis points year to date. The overall stock market had seemed immune to derating pressures, as the S&P 500 Index posted a five-month gain of +26.1 percent through the end of March. However, stocks succumbed to inflation and broader macro concerns in April, with the S&P 500's -4.08 percent tumble reducing its year-to-date gain to +6.04 percent.

Investors are hoping signs of slowing GDP and job growth will persuade the Federal Reserve to start reducing rates. Stocks have historically rallied into fed funds rate cuts, with sustained strength only if the economy avoids recession. While the first calendar quarter's real GDP growth of +1.6 percent was below consensus +2.2 percent, private domestic sales (i.e., consumer spending plus private investment) grew a still-robust +3.1 percent. Nonetheless, several economic tailwinds, especially the considerable pro-cyclical fiscal expenditures and nonresidential investment, have begun to dissipate and will likely become headwinds in the coming quarters, implying headline GDP growth will continue to slow.

A lot of legacy liquidity remains on the sidelines, able to drive incremental demand for equities. Yet, we expect volatility to rebound into the second half of 2024, especially as the U.S. presidential election becomes increasingly top of mind. As such, portfolios are well-diversified and emphasize companies with secular growth drivers.

For our latest full *Global Investment Outlook & Strategy Update*, download the *.pdf document*.

2024 Seminars

Sit Mutual Funds will be offering three different investment seminars this summer. For content and date information please visit the *2024 Seminars page*.